February 9, 2016
ALGONQUIN POWER & UTILITIES CORP.
CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
(REPRESENTED BY INSTALMENT RECEIPTS)
Term Sheet

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the preliminary short form prospectus is required to be delivered to any investor that receives this document and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Algonquin Power & Utilities Corp. (“Algonquin”, or the “Company”).
Selling Debentureholder:	Liberty Utilities (Canada) Corp., a direct wholly-owned subsidiary of the Company.
Offering:
5.00% Convertible Unsecured Subordinated Debentures due March 31, 2026 (the “Debentures”) convertible into common shares of Algonquin (“Common Shares”) at a conversion price of $10.60 per Common Share.

Amount:	$1,000,000,000.
Price:
$1,000 per Debenture represented by an Instalment Receipt, of which the first instalment (the “First Instalment”) of $333 is payable on the Closing (as defined herein) of this Offering and the final instalment (the “Final Instalment”) of $667 is payable on or before the date (the “Final Instalment Date”) that is not less than 15 days and not more than 90 days following notification (the “Final Instalment Notice”) that the Approval Conditions (defined below) for the acquisition (the “Acquisition”) of The Empire District Electric Company (“Empire”) have been satisfied.
“Approval Conditions” mean (a) all regulatory and governmental approvals required to be received by the Company to finalize the Acquisition and (b) all other outstanding conditions precedent to closing the Acquisition which must be satisfied or waived by the Company and/or Empire, as the case may be, other than those which by their nature cannot be satisfied until the closing of the Acquisition, in each case as set out in the acquisition agreement.

Over-Allotment Option:
The underwriters shall have the option, exercisable in whole or in part at any time on or prior to the 30th day following the date of Closing to purchase additional Debentures represented by Instalment Receipts equal to up to 15% of the aggregate principal amount of Debentures represented by Instalment Receipts issued at Closing to cover over-allotments, if any, and for market stabilization purposes.

Use of Proceeds:
The net proceeds of the First Instalment payment from the Offering are expected to be $313,000,000 (the “Initial Proceeds”) (assuming no exercise of the Offering’s Over-Allotment Option). The Initial Proceeds will initially be utilized to (a) reduce amounts outstanding on Algonquin’s revolving term credit facilities (on a consolidated basis) or (b) invest in short-term interest bearing securities with investment grade counterparties. In the event the Initial Proceeds are used to reduce outstanding indebtedness, Algonquin will maintain readily available capacity on its revolving term credit facilities (on a consolidated basis) in an amount at least equal to the Initial Proceeds. The net proceeds of the Final Instalment from the Offering are expected to be $647,000,000 (assuming no exercise of the Offering’s Over-Allotment Option), and will be used, together with the Initial Proceeds to finance, directly or indirectly, part of the purchase price payable for the Acquisition and for other Acquisition-related expenses.

Interest:
Annual rate of 5.00% per $1,000 principal amount of Debentures will be payable quarterly in arrears in equal instalments on the 15th day of March, June, September and December of each year (or the next business day if the 15th falls on a weekend or holiday). The first interest payment will be made on June 15, 2016 in the amount of $14.5205 per $1,000 principal amount of Debentures and will include interest payable from and including the closing of the Offering.
Based on a First Instalment of $333 per $1,000 principal amount of Debentures, the effective yield per annum to and including the Final Instalment Date is 15.0%.
If the Final Instalment Date is prior to the first anniversary of the Closing, holders of Debentures who have paid the Final Instalment on or before the Final Instalment Date will be entitled to receive, in addition to the payment of accrued and unpaid interest to and including the Final Instalment Date, an amount equal to the interest that would have accrued from the day following the Final Instalment Date to and including the first anniversary of the Closing had the Debentures remained outstanding and continued to accrue interest until and including such date (the “Make-Whole Payment”). No Make-Whole Payment will be payable if the Final Instalment Date occurs on or after the first anniversary of the Closing.
No interest shall accrue on any Debentures not converted following the Final Instalment Date.

Conversion:
At the option of the holder and provided that payment of the Final Instalment has been made, each Debenture will be convertible into Common Shares at any time on or after the Final Instalment Date, but prior to the earlier of the date that the Company redeems the Debentures or the Maturity Date (as defined below).
The conversion price (“Conversion Price”) will be $10.60 per Common Share, being a conversion rate of 94.3396 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain events.
A holder of Debentures who does not exercise its conversion privilege concurrently with the payment of the Final Instalment no later than the Final Instalment Date will hold a Debenture that pays 0% interest and may be redeemed by the Company in whole or in part on any trading day following the Final Instalment Date at a price equal to its principal amount plus any unpaid interest which accrued prior to and including the Final Instalment Date.

Instalment Payment Arrangements:
Each Debenture represented by an Instalment Receipt will be pledged to the Selling Debentureholder to secure the obligation of the holder of the Instalment Receipt to pay the final instalment in respect of such Debenture.
If a holder of an Instalment Receipt does not pay the Final Instalment on or before the Final Instalment Date, the Debentures evidenced by such Instalment Receipt may, at the option of the Selling Debentureholder, upon compliance with applicable law and the terms of the instalment receipt agreement governing the Instalment Receipts, be forfeited to the Selling Debentureholder in full satisfaction of the holder’s obligations or such Debentures may be sold and the holder of the Instalment Receipt shall remain liable for any deficiency if the proceeds of such sale are insufficient to cover the amount of the Final Instalment and the costs of such sale (such costs of sale not to exceed $25 per Debenture).

Redemption:
Prior to the Final Instalment Date, the Debentures may not be redeemed by the Company, except that the Debentures will be redeemed by the Company at a price equal to their principal amount plus accrued and unpaid interest following the earlier of: (i) notification to holders that the Approval Conditions will not be satisfied; (ii) termination of the acquisition agreement; and (iii) September 11, 2017 if notice of the Final Instalment Date has not been given to holders of Instalment Receipts on or before September 8, 2017. Upon any such redemption, the Company will pay for each Debenture: (i) $333 plus accrued and unpaid interest to the holder of the Instalment Receipt; and (ii) $667 to the Selling Debentureholder on behalf of the holder of the Instalment Receipt in satisfaction of the final instalment.
Until such time as the Debentures have been redeemed or the Final Instalment Date has occurred, the Company will at all times hold short-term interest bearing securities with investment grade counterparties, have cash on hand or have capacity on its revolving term credit facilities (on a consolidated basis) in an amount not less than the aggregate amount of the first instalment paid on the closing of the Offering and exercise of the Over-Allotment Option.

In addition, after the Final Instalment Date, any Debentures not converted may be redeemed by the Company at a price equal to their principal amount plus any unpaid interest which accrued prior to and including the Final Instalment Date.

Payment Upon Maturity:
On March 31, 2026 (the "Maturity Date"), the Company will repay the principal amount of any Debentures not converted and remaining outstanding, in cash.
The Company may, at its option and without prior notice, satisfy the obligation to pay the principal amount of such Debentures on maturity by delivery of that number of freely tradable Common Shares obtained by dividing the principal amount of the Debentures by 95% of the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending five trading days preceding the Maturity Date.

Issue Type:
Bought underwritten public issue, eligible for sale in all provinces of Canada pursuant to a short form prospectus and internationally as permitted. The Instalment Receipts and Debentures represented thereby will not be offered for sale in the United States.

Conditions:	Subject to standard bought deal terms and conditions for transactions of this type.
Eligibility:	The Debentures are eligible under the usual statutes for RRSPs, RRIFs, RESPs, DPSPs, RDSPs and TFSAs.
Listing:
An application will be made to list the Instalment Receipts (representing the Debentures), and the Common Shares to be issued upon conversion or maturity of the Debentures on the TSX. The Debentures will not be listed. The Common Shares are currently listed on the TSX under the symbol “AQN”.

Bookrunners:	CIBC Capital Markets and Scotiabank.
Commission:	4.0%, payable 50% on Closing and 50% on the Final Instalment Date.
Closing:	On or about March 1, 2016.